UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___April 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated April 5, 2004

2.

News Release dated April 6, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  April 6, 2004                      Signed: /s/ Larry Johnson

             Larry Johnson,

             CFO and Corporate Secretary

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE

                                         FRG – Toronto Stock Exchange

FRR – Frankfurt Stock Exchange

April 5, 2004

ONGOING DRILLING AT DIXIE INTERSECTS 11 G/T GOLD OVER 4.0 METRES

Fronteer Development Group Inc. (FRG - Toronto Stock Exchange, FRR - Frankfurt Stock Exchange) is pleased to report that the fourth drill hole of an ongoing drill program has been completed, and intersected 11 g/t gold over 4.0 metres at a vertical depth of 198 metres.  Screen metallic and check assays are pending.  The four drill holes completed to date continue to confirm the continuity of a newly defined high grade gold shoot that remains open at depth.  Results from holes DL-04-03 and DL-04-04 are as follows:

DRILLING RESULTS

•

Hole DL-04-04 returned 11 g/t gold over 4.0 metres including 18.5 g/t gold over 2.1 metres.  This zone was intersected at a vertical depth of 198 metres.

•

Hole DL-04-03, which deviated approximately 30 metres to the west of its intended target, intersected the margin of the high grade gold shoot and returned 2.6 g/t gold over 5.0 metres.  The zone was intersected at a vertical depth of 144 metres.

This new gold zone, which continues to expand and improve with depth, is currently defined by the following drill intercepts.

Drill Hole	Width (metres)	Gold (g/t)
DL-04-04	4.0	11.0
including	2.1	18.5
DL-04-01	2.0	11.1
DL-04-02	1.0	10.3
DL-03-08	4.0	12.5
including	1.5	24.7
DL-89-09	2.8	15.6
DL-03-06	4.3	5.8
including	0.9	12.0
DL-03-05	21.0	1.8
including	1.2	5.3

Since November 2003, Fronteer has drilled 14 holes on the Dixie Lake Property, all of which have intersected gold mineralization and successfully defined a new high grade shoot.  .

“Based on our drilling results to date, we have every expectation that this high grade gold shoot will both continue and improve with depth,” according to Fronteer President and CEO Dr Mark O’Dea. “Currently, this individual shoot has a strike length of approximately 75 metres, a width of up to 20 metres and has over 200 metres of vertical continuity.”

The balance of the Phase II drill program will continue to target the down plunge continuation of this new gold zone.  A resource calculation will be completed in the near future to estimate the tonnage and grade of this emerging gold system.

Fronteer has five active exploration programs in Canada focused on gold and uranium-copper-gold-silver (Olympic Dam style) deposits.  Fronteer is also currently completing due diligence on Teck Cominco’s advanced stage gold portfolio in western Turkey, and is continuing its aggressive acquisition strategy on an international scale.

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

Assay results have been prepared under the guidance of Dr Mark O’Dea P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All core samples were analyzed by ALS Chemex, North Vancouver, BC, and Thunder Bay, Ontario, using ICP-AES and fire assay.

NEWS RELEASE  2004-11

                                         FRG – Toronto Stock Exchange

FRR – Frankfurt Stock Exchange

April 6, 2004

FRONTEER AND PLACER DOME COMMENCE 2,500 METRE DRILLING PROGRAM ON PORTAGE GOLD PROPERTY, RED LAKE, ONTARIO

Fronteer Development Group Inc. (FRG - Toronto Stock Exchange, FRR - Frankfurt Stock Exchange) is pleased to report that a 2,500 metre drilling program has commenced on its Portage Gold Property in Red Lake Ontario.  Placer Dome is earning a 65% interest in this property by funding $2.5 million in exploration over five years.  Fronteer is the operator.

THE TARGET

The target area on this property is approximately 3 kilometres long, 500 metres wide and has never been drill tested.  Geochemical surveys over this new zone have revealed an extensive high grade gold footprint comparable in size and similar in structure to the nearby ‘mine trend’ in Red Lake which hosts over 17 million ounces of gold.  Fronteer’s detailed aeromagnetic data has clearly mapped out the structures in the area and the MMI soil geochemistry indicates that they bear the signature of a Red Lake-style gold system.

Fronteer’s glacial till samples from this new target area averaged 42 Gold Grains per sample.  In comparison, till samples collected by the Geological Survey of Canada from the Madsen Mine area averaged 7 Gold Grains and samples from the Campbell-Red Lake mine area averaged 2 Gold Grains.  The much higher till values obtained from Fronteer’s property indicate that extensive sources of gold were exposed at the time of glaciation and therefore, may be shallower drill targets than the original Campbell or Madsen orebodies.

Placer Dome is currently one of Fronteer’s largest outside shareholders holding 1,000,000 common shares of the Company.

FRONTEER’S PARTNERS IN SUCCESS

1.

Placer Dome is earning a 65% interest in Fronteer’s Portage Property by spending $2.5 million on exploration over 5 years.  Drilling is currently underway and Fronteer is the operator

2.

Alberta Star is earning a 50% interest in Fronteer’s Dixie Lake Gold Project by spending $2.0 million on exploration over 3 years.  Drilling is currently underway and Fronteer is the operator.

3.

Red Lake Resources and Fronteer are jointly funding (50-50) a 2,000 metre drill program.  Drilling is currently underway and Fronteer is the manager.

4.

Northwestern Mineral Ventures is earning a 50% interest in Fronteer’s copper-gold-silver-uranium properties in the NWT by spending $5.0 million over 5 years.  Fronteer is the operator.

5.

Altius Minerals and Fronteer are jointly funding (50-50) ongoing exploration for world class uranium-copper-gold-silver (Olympic Dam) deposits in Labrador.  Fronteer and Altius are sharing operatorship.

Fronteer has no debt, approximately $10 million in working capital and 28,206,379 shares outstanding.

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

Assay results have been prepared under the guidance of Dr Mark O’Dea P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All core samples were analyzed by ALS Chemex, North Vancouver, BC, and Thunder Bay, Ontario, using ICP-AES and fire assay.